VP 3-11-04

AA 3/8/2004 **

04004613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 16225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
John L. Wortham & Son Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred C. Burns 713-526-3366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1401 McKinney, Suite 1200 (Address) Houston (City) Texas (State) 77010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred C. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John L. Wortham & Son Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA L. POWELL
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
JULY 09, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors
John L. Wortham & Son Investments, Inc.

We have audited the accompanying statement of financial condition of John L. Wortham & Son Investments, Inc., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of John L. Wortham & Son Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John L. Wortham & Son Investments, Inc., at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 27, 2004

John L. Wortham & Son Investments, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 46,566
Investment in redeemable shares of registered investment company at cost, which approximates market	75
Investment in common stock – NASDAQ Stock Market, Inc. (cost: $3,300)	2,835
Prepaid federal income tax	761
Total assets	$ 50,237
Liabilities and stockholder's equity	
Accrued expense	$ 81
Total liabilities	81
Stockholder's equity:	
Common stock, $1 par value:	
Authorized shares – 2,500	
Issued shares – 1,000	1,000
Additional paid-in capital	8,289
Retained earnings	40,867
Total stockholder's equity	50,156
Total liabilities and stockholder's equity	$ 50,237

See accompanying notes.